Mail Stop 4561

October 12, 2006

Andrew A. McKay
Chief Executive Officer
Tailwind Financial, Inc.
BCE Place, 181 Bay Street
Suite 4400
Toronto, Ontario, Canada M5J 2T3

Re: Tailwind Financial, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 20, 2006
File No. 333-135790

Dear Mr. McKay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have read your response to our prior comment number 1. Please revise your summary disclosure and your disclosure in the underwriting section to indicate that the underwriters' obligations are contingent upon placement of the warrants.

2.   We have reviewed the form of underwriting agreement filed as Exhibit 1.1. Refer to Section 11 which allows the underwriters to terminate the underwriting agreement in the event of a "change in economic or political condition if the effect of such …change on

the financial markets of the United States would, in the Representative's judgment, make it impracticable or inadvisable to market the units." Please advise us how you determined that this was a "firm commitment" underwriting, despite this provision. Please specifically address this language in light of our guidance in The First Boston Corporation no action letter (September 3, 1985).

Proposed Business, page 54

3.   We note your new disclosure on page 65 that creditors seeking reimbursement from the trust may include your directors and officers in connection with their indemnification rights. Please expand your disclosure in the last paragraph on page 11 to explain that the guarantee provided by Messrs. McMillan and McKay and Fairway Asset Management Corp. does not include such claims to indemnification, which may in fact be brought by Messrs. McMillan and McKay.

Principal Stockholders, page 82

4.   Please revise to disclose the natural persons who control Jovian Capital Corporation.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at (202) 551-3412 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Floyd M. Wittlin, Esq. (*via facsimile*)
      Kevin M. Barry, Esq. (*via facsimile*)
      Bingham McCutchen LLP